[WLRK Letterhead]

March 19, 2007

VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:        Pamela Carmody, Special Counsel
                      Office of Mergers and Acquisitions
                      Division of Corporation Finance

Re:       Four Seasons Hotels Inc.
            Proposed Revisions to Schedule 13E-3
            Submitted by Four Seasons Hotels Inc., et al. on March 14, 2007
            SEC File No. 5-52609

Dear Ms. Carmody:

                      As special United States counsel to Four Seasons Hotels Inc. (the “Company”), we are responding to the additional comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 16, 2007 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”). Our response to the additional comment is being provided on behalf of the Company and the “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons.

Securities and Exchange Commission
March 19, 2007

                      To facilitate your review, this letter includes the Staff’s comment from the Comment Letter in bold followed by the response. Terms not otherwise defined in this letter shall have the meaning ascribed to them in the Schedule 13E-3. References to Rules in this letter are references to the Rules and Regulations under the Securities Exchange Act of 1934 as amended, except to the extent otherwise specified.

1.         We note your response to previous comment number 4. Please advise us as to how the Goldman Sachs analysis compared to that performed by Merrill Lynch. For example, did Goldman Sachs utilize the same management projections as Merrill Lynch? Further, were the precedent transactions analyses comparable? Finally, please advise whether the confidential memorandum included any independent information, analyses or conclusions prepared by Goldman Sachs in addition to the information provided by the company.

We respectfully advise the Staff, on a supplemental basis, that the management projections reflected in the Goldman Sachs presentation and those used by Merrill Lynch in the Valuation and Fairness Opinion were consistent with each other except that, as Merrill Lynch completed its analyses and the Valuation in 2007 (while Goldman Sachs prepared and provided its presentation in November 2006), Merrill Lynch was able to utilize preliminary unaudited numbers reflecting results for the 12 month period ended December 31, 2006 (which were not available to Goldman Sachs in November and which reflected higher cash flow numbers throughout the period as well as higher EBITDA numbers based on the then completed 2007 budget) and updated higher projections for 2007. The management assumptions for the projections for the years beyond 2007 reflected in the Goldman Sachs presentation and the Merrill Lynch Valuation and Fairness Opinion did not change.

Further, each of Merrill Lynch and Goldman Sachs undertook a precedent transactions analysis. In undertaking this analysis, each of Merrill Lynch and Goldman Sachs reviewed the applicable transaction value as a multiple of EBITDA, in the case of Merrill Lynch the applicable last twelve months’ EBITDA and in the case of Goldman Sachs the applicable projected EBITDA (which, for transactions occurring in the first half of a year means the EBITDA projected for that year and, for transactions, including Four Seasons, occurring in the second half of a year means the EBITDA projected for the following year). Each of Merrill Lynch and Goldman Sachs looked at a number of transactions in the lodging/hospitality industry. Goldman Sachs reviewed selected industry transactions from 1997 through 2006. Merrill Lynch reviewed selected industry transactions from 2004 through 2006. The transactions during this period which Merrill Lynch reviewed were all reviewed by Goldman Sachs, which also took into account a few additional transactions from this period. Both the Merrill Lynch and Goldman Sachs presentations showed consistently that the multiple implied by the value of the Four Seasons going-private transaction was

Securities and Exchange Commission
March 19, 2007

significantly in excess of the multiple implied by the value of all of the precedent transactions reviewed, on an individual basis as well as on a mean and medium basis. Furthermore, as disclosed in the Circular, Merrill Lynch, the provider of the Valuation and Fairness Opinion, noted that no precedent transaction was considered sufficiently comparable to the Arrangement transaction, primarily due to the fact that the Company operates almost entirely as a management company and the precedent transactions reviewed by Merrill Lynch all involved targets that owned real estate. Merrill Lynch also noted, as disclosed in the Circular, that the public market trading multiples of the Company before the announcement of the Proposal in November 2006 were above the range of the selected precedent transactions.

Moreover, we respectfully advise the Staff, on a supplemental basis, that the confidential information memorandum did not include any independent information, analyses or conclusions prepared by Goldman Sachs in addition to the information provided by the Company. While Goldman Sachs was involved in the preparation and presentation of the memorandum, the information and analyses contained therein were the work product of the Company.

As a result of the foregoing, we respectfully advise the Staff, on a supplemental basis, that the Company and we continue to believe that the confidential memorandum is not an Item 1015 report and therefore need not be filed.

* * *

Securities and Exchange Commission
March 19, 2007

                      Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309, or Joshua R. Cammaker, also of this office, at (212) 403-1331.

                                                                                                           Very truly yours,

                                                                                                            /s/ David A. Katz

                                                                                                        David A. Katz

cc:        Randolph Weisz, Four Seasons Hotels Inc.
            Jonathan Lampe, Goodmans LLP
            Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz
            Kevin Cramer, Osler, Hoskin & Harcourt LLP
            Christopher E. Austin, Cleary Gottlieb Steen & Hamilton LLP
            Bruce W. Gilchrist, Hogan & Hartson L.L.P.
            Norman Steinberg, Ogilvy Renault